Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)

Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

C O R P O R A T E P A R T I C I P A N T S	Securities and Exchange Commission and Canadian securities regulators.

Derek Iwanaka
Manager, Investor Relations, Uranerz Energy Corporation
Derek Iwanaka, Manager, Investor Relations, Uranerz Energy Corporation

Steve Antony
President & Chief Executive Officer, Energy Fuels Inc.	Before we begin the call, I would like to note that this communication may be deemed to be solicitation material in respect to the proposed acquisition of Uranerz by Energy Fuels. In connection with the proposed transaction, Energy Fuels and Uranerz intend to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Shareholders of Uranerz are urged to read all relevant documents filed with the SEC carefully, including the Proxy Statement and the Prospectus, because they will contain important information about the proposed transaction. When available, investors and security holders will be able to obtain the documents for free of charge at the SEC’s website at www.sec.gov or at the companies’ respective websites at www.energyfuels.com and www.uranerz.com.

Dennis Higgs
Executive Chairman, Uranerz Energy Corporation

C O N F E R E N C E C A L L P A R T I C I P A N T S

Colin Healey
Haywood Securities

David Talbot
Dundee Capital Markets

Jeff Wright
H.C. Wainwright & Co.

Joseph Reagor	In addition, the next three slides contain information important regarding this presentation, including the disclosure of technical information, which is contained in this presentation. US listeners should note the slide entitled “Cautionary Statements for the US Investors Concerning Mineral Resources.” Please review these slides carefully at your earliest convenience.
ROTH Capital Partners

Sachin Shah
Albert Fried & Company

Dan Scott
Cowen & Company

Jim Ostroff	Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.
Platts

David Snow	Good morning. My name is Steve Antony, President and CEO of Energy Fuels. Joining me today is Dennis Higgs, Executive Chairman of Uranerz Energy Corporation. Thank you for joining us to discuss Energy Fuels’ recently announced acquisition of Uranerz.
Energy Equity

P R E S E N T A T I O N	This Transaction has been several months in the making and frankly Uranerz and Energy Fuels have known and respected one another for years. On January 4, 2015, Energy Fuels and Uranerz signed a Definitive Agreement, whereby Energy Fuels would acquire Uranerz in an all-stock transaction. This followed a Letter of Intent which was signed previously to facilitate due diligence, evaluations of synergies, and negotiations. Reaction to the proposed Transaction has been positive, although it’s unfortunate that it was announced on the morning of what turned out to be a very negative day in the North American equity markets, especially in the

Operator

Good morning. Thank you for joining us for today’s presentation on Energy Fuels’ proposed acquisition of Uranerz Energy Corporation. I am pleased to introduce Stephen Antony, President and CEO of Energy Fuels Inc., and Dennis Higgs, Executive Chairman of Uranerz Energy Corporation. But first Derek Iwanaka, the Manager of Investor Relations for Uranerz, will provide some introductory comments as required by the US

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

energy sector. Nonetheless, we are largely pleased with the reception of shareholder and the media and research analysts.

US-focused, US-listed uranium mining company that is best equipped to preserve and create shareholder value in what has been a very volatile and challenging uranium price environment. This position is highly strategic, given that the US is currently the largest consumer of nuclear power and that a larger, more diversified company is expected to better compete for the business of nuclear fuel buyers. In addition, this Transaction will create one of the few publicly-traded companies in the world that have both ISR and conventional uranium production.

In Dennis’ and my view, consolidation is key in today’s uranium environment, especially within the US. We continue to believe the long-term market dynamics of uranium and nuclear remain very positive; however, expectations today for uranium are much more realistic than they were only a few years ago. Nuclear is the best energy source, which is carbon-free, emission-free, and provides baseload electricity on a large scale. This is why we expect to see major growth in this industry in the years to come. That growth will likely be more measured than what was expected in the heady days of 2008. As a result of these tempered expectations, we believe consolidation is a necessity in order to thrive in these times of volatile commodity prices and uncertainties as to the timing of the expected market revival.

We believe that the creation of a larger company with multiple centers of production will be highly attractive to US utilities. Indeed, the combined company will have a strong portfolio of uranium sales contracts at pricing substantially above the current uranium spot price. These contracts, combined with the significant cost savings we expect to realize from this Transaction and several other factors which will be discussed today, are important synergies. Among US producers and near-producers, our company will be the largest holder of NI 43-101 compliant uranium resources in the US and have a robust pipeline of quality development projects and strong exploration potential in the Powder River Basin ISR district. We also expect to continue the strategic relationships with world- class companies, including Korea Electric Power Corporation and Sumitomo Corporation of Japan.

By consolidating, companies like Energy Fuels and Uranerz become stronger. “Cost of production” is overused and often misleading. A uranium company’s true cost of production is the amount of money a company spends to put U3O8 in the can. This includes initial and sustaining capital, reclamation, public company costs, overhead, exploration and development, and everything needed to keep the doors open and build a future. Therefore, by consolidating, we believe we can decrease this true cost of production and make both of our companies more competitive. In addition, by growing larger we can de-risk the company, both from the standpoint of investors and our utility customers. By combining Energy Fuels and Uranerz, we will have two distinct production sources and a larger scale of existing and future potential production. Finally, a combined company is expected to increase the trading liquidity of our shares and improve our market profile, so we can continue to build toward what we believe is a very bright future in the uranium industry.

As you can see, this slide describes the basic terms of the proposed Transaction. Important items to note include the Consideration, whereby Uranerz shareholders will receive 0.255 of a common share of Energy Fuels for each share of Uranerz held. This represents a premium of 45 percent based on the 20-day volume weighted average prices of both companies’ shares on the NYSE MKT on the last trading session before the Transaction was announced. Energy Fuels’ executive management will continue to lead the company following completion of the Transaction, but expects to keep Paul Goranson to oversee ISR operations. Uranerz will nominate three directors to Energy Fuels’ Board of Directors, one of which will be me. Closing of the Transaction is subject to approval of both companies’ shareholders, as well as the receipt of customary regulatory approvals. Other aspects of the Definitive Agreement are summarized in this slide, including the mutual break fee of $5 million. Both companies are in the process of preparing the required disclosure and filing documents. We expect to close the Transaction during the second quarter of 2015.

I’d like to turn it over to Dennis Higgs to discuss the specific benefits of the transaction.

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

Thank you, Steve.

Both Energy Fuels and Uranerz believe the business case and rationale for this Transaction are very strong, and that the Transaction creates value for both companies’ shareholders. In combination, our two companies will create what we believe is the dominant

This is an indicative snapshot of each company’s capitalization immediately prior to the announcement, NI 43-101 resources on a stand-alone basis, as well as an indication of the metrics of the combined company. Please note that this is not a pro forma Energy Fuels

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

balance sheet. Pro forma financial statements, including a pro forma balance sheet, will be part of the prospectus- level disclosure that will be provided in the F-4 and Proxy Statement to be filed by Energy Fuels and Uranerz. As you can see, the combined company is expected to enjoy a significantly larger market cap, which Steve and I believe will benefit shareholders, and it is expected to have a strong working capital position, based on our September 30, 2014 reported balance sheets. In addition, it is key to note that we will have a NI 43-101 resource base that will be the largest in the United States among US producers and near producers.

Dennis and I believe will place the combined companies in a more competitive position for new contracts from US utilities.

Uranerz has a strong portfolio of uranium sales contracts which run through to 2020 compared to Energy Fuels’ existing contract portfolio, which presently run through 2017; therefore, this Transaction also increases the average term of our sales contract portfolio. Given the current uranium spot price of $35 per pound I am very pleased with the contract portfolio which will be assembled.

I will now turn it back to Steve who will discuss the composition of Energy Fuels executive management team and Board following the closing of the Transaction.	I will now pass this over to Dennis to discuss the benefits to Uranerz shareholders as well as touch on some benefits that are common to both sets of shareholders.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.	Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

Thank you, Dennis.

The Transaction benefits Uranerz shareholders in a variety of ways. Energy Fuels is a proven producer with a strong inventory position and contract portfolio. In my opinion, a key element of this Transaction for Uranerz is that Energy Fuels has the best balance sheet amongst the US-focused uranium companies by a wide margin, and that is a great benefit to Uranerz shareholders.

As you can see from this slide, Energy Fuels’ executive management team will continue in their current roles. And we expect to keep Paul Goranson, who is presently the President, COO and Director of Uranerz, and add him to our Executive Management team to oversee the company’s ISR operations. Dennis Higgs, who is presently the Executive Chairman of Uranerz; Glenn Catchpole, who is presently the CEO and a director of Uranerz; and Paul Saxton, who is presently a director of Uranerz, will join the Energy Fuels’ Board of Directors.

Energy Fuels over the years has compiled a large resource base of NI 43-101 uranium resources, a strategic piece of infrastructure in the currently producing White Mesa Mill, and a tremendous production growth profile. It must be noted that the White Mesa Mill is a proven uranium producer, having produced about one million pounds of U3O8 per year over the past five years. Indeed, in 2013 and 2014, Energy Fuels was the second largest producer of uranium in the US, behind only Cameco. We also look forward to working with Energy Fuels’ experienced management team.

Dennis and I believe this Transaction offers strong benefits to both sets of shareholders. On Energy Fuels’ side, our shareholders will benefit through a position in the newest uranium producer in the US, Uranerz’s Nichols Ranch ISR project. This project should allow Energy Fuels to provide more sustainable production in the current low uranium price environment. I should add that Nichols Ranch and Uranerz’ other assets in the region are situated on an exceptionally strong land package in the most prolific uranium production district in the US—Wyoming’s Powder River Basin.

Finally, we expect that the larger combined company will have other advantages that will benefit both sets of shareholders. We expect that our trading liquidity will increase, which will also help broaden the investor universe. We also expect the combined company to be included in and/or obtain greater weightings in various indices and exchange-traded funds, which might include the Russell 3000, which will be reconstituted in May and June of this year. Uranerz knows firsthand what a substantial positive impact that level of open market buying can have on a company’s share price, having been previously included in the Russell 3000 a few years ago.

It should be noted that both Cameco and Uranium One have significant uranium production operations in the Powder River Basin. Uranerz has excellent nearby development projects and an exciting land package that offers strong exploration potential. Our combined production is expected to strengthen Energy Fuels’ appeal to US utilities by adding a near-term increase in U3O8 production and a proven track record of developing grassroots ISR projects, and an ISR cost profile that

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

The purpose of this slide and the following slide is to illustrate why we think that post-Transaction Energy Fuels will become a unique and the dominant US- focused uranium company. Whether we look at market cap, National Instrument 43-101 resources, or working capital, this company is the largest among its peers by a significant margin. No other US-focused company has both ISR and Conventional uranium production, and you can see how well this company compares on a variety of metrics.

As you can see here, the Combined Company will have a truly impressive resource portfolio of both conventional and ISR assets. This will be the largest uranium resource portfolio of any company in the US among producers and near producers.

Now I’ll turn it back to Dennis to discuss Uranerz projects.

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

Here is another perspective on the new Energy Fuels in comparison to its peers. The size of each circle is market cap. To the right are the conventional producers, of which there are exactly none, followed by conventional developers. To the left are the ISR producers, followed by an array of ISR developers. A combined Energy Fuels and Uranerz will become the only company with its foot in both ISR and conventional production in the United States and will be one of only two producers at all in the peer group. We plan to be the centre of gravity in this space for investors and consolidation opportunities alike.

Uranerz’ operations are in the Powder River Basin of Wyoming, which is in the north central eastern part of the State. It has some of the highest grade ISR-amenable uranium deposits in the US. Wyoming is also a mining- friendly jurisdiction with a supportive regulatory environment. The Powder River Basin hosts the largest producing ISR uranium mine in the United States, and Uranerz controls a large, strategic land position in this part of Wyoming. The numbers are not in yet but it is expected that about half of the uranium production in the US for 2014 will be from the Powder River Basin.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

We’re looking now at a map of the Powder River Basin. To give you an idea of scale, the light-red coloured lines forming the grid are six miles or ten kilometres on a side. Two of the largest ISR uranium mining companies in the world are our neighbours in this part of the Powder River Basin. Cameco’s projects are coloured in red; Uranium One’s properties are coloured in the khaki-brown colour; and Uranerz projects are in the blue. You can see that Uranerz has a large and strategic land position in this area.

The combined company will have an impressive array of uranium assets, located across the western US and covering both conventional and ISR production. Energy Fuels is very excited to add in situ production to our portfolio. There is existing production occurring at the Nichols Ranch Project, which we believe is competitive in the marketplace. Uranerz also brings an impressive land position in the Powder River Basin of Wyoming, which is currently the epicenter of ISR uranium production in the United States. This land position offers projects that are currently in development and an area with excellent exploration potential that can increase our resource base in the region leading to future production.

The largest producing ISR uranium mine in the US is Cameco’s Smith Ranch-Highland Project. It is located about ten kilometres just off this map to the south. Cameco placed their North Butte property, which is at the north end of this map coloured in red, into production within the last two years and they now ship uranium- loaded resin down to their Smith Ranch-Highland facility at the south end of the map for final processing. Uranium One, in the khaki-brown colour, has the Christensen Ranch ISR uranium mine in production on the north west corner of this map. Uranium One ships its resin from Christensen Ranch to their Irigaray processing facility to the north for final processing.

Of course, Energy Fuels shareholders are well aware of the company’s conventional asset base in both Wyoming and the Four Corners area. The company’s flagship asset is the White Mesa Mill, located near Blanding, Utah. It has an excellent production history, including about one million pounds of U3O8 production for each of the past five years. We are currently producing from the Pinenut mine in northern Arizona. Finally, Energy Fuels has three main projects which offer substantial long-term scalability. These are projects with large resources, all above 20 million pounds each, and they are all in permitting right now.

Uranerz has the Nichols Ranch ISR uranium mine in production. It’s labelled on this map at the centre of the map with a blue star. We load uranium onto the resin and then ship the resin to Cameco’s Smith Ranch-Highland facility, again, which is just off this map to the south, for final processing and packaging. Most of the Hank

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

uranium deposit, which is east of Nichols Ranch on this map, is also licensed for production; however, Uranerz has made an application for a permit for the Jane Dough project, which is just due south of our Nichols Ranch operation. Once Nichols Ranch is fully developed, we believe it would be preferable to develop Jane Dough before Hank. Uranium mining solutions can be piped directly from the Jane Dough property to the Nichols Ranch facility. So this is the lay of the land in the Powder River Basin, where Uranerz sits among two of the largest ISR uranium producers in the world.

our control of the White Mesa Mill, Energy Fuels controls this historically significant uranium district. In addition to the ability to process uranium ore, the White Mesa Mill also has an alternate feed circuit to reprocess waste and other materials that contain uranium. This has been a good source of business for the mill over the past years.

The Arizona Strip, a mining district located in northern Arizona, contains the highest grade uranium resources in the United States and second only to the Athabasca Basin in terms of world-wide resource grade. These are great properties that are relatively low-cost given their high-grade and these properties are within trucking distance of the White Mesa Mill. Pinenut is currently in- production. The Canyon mine is a partially-developed uranium mine and we are actively evaluating whether to restart the development of this high-grade facility. The EZ complex is in the early stages of permitting and we are under contract to purchase a 50 percent interest in another similar deposit.

Nichols Ranch started operations in April of 2014. Nichols Ranch is licensed for a capacity of two million pounds per year and during 2014, during the ramp-up phase, Uranerz produced just under 200,000 pounds at Nichols Ranch. Once the well fields at the Nichols Ranch mine are fully installed, we plan to start developing our other projects in the Powder River Basin. The Jane Dough property would be the preferred next development project, once it has received the permits and licences. The Jane Dough project is being licensed as an amendment to our existing licence at Nichols Ranch. As stated earlier, because the Jane Dough project is so close to the Nichols Ranch facility, mining solutions can be piped directly from the Jane Dough project to the Nichols Ranch processing facility. We plan to continue to permit and develop some of the other Uranerz projects in this Powder River Basin area.

Energy Fuels has been active in Wyoming for years. It is a great place for mining companies to do business and, as Dennis mentioned, it has been a very important uranium district in the US both presently and in the past. The Sheep Mountain project is a key project for Energy Fuels and we expect that over time it will be an additional production center for us. It has 30 million pounds of Indicated Resources and it was a former producer. We had a Pre-Feasibility Study completed on this project in 2012. Because the costs of production appear attractive, we are actively permitting and evaluating the future potential of this project. We acquired Gas Hills and Juniper Ridge in 2013 and have NI 43-101 technical reports completed on these properties. At a higher uranium price, these are expected to be economic, but they are not at the same priority level for us relative to Sheep Mountain.

Now I’ll let Steve give you some more details on Energy Fuels operating platform, including the White Mesa Mill, mines, and development projects.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

Thanks, Dennis.

Relative to other US conventional properties, Roca Honda is a large, high-grade resource. We acquired this asset in 2013 and it is owned through a joint venture we have with Sumitomo Corporation of Japan. We own 60 percent and Sumitomo owns 40 percent. The project has a Preliminary Economic Assessment in place and because the costs of production appear attractive we are actively permitting and evaluating the future potential of this project. We are leaning towards a development scenario that includes trucking the resources to the White Mesa Mill for processing. This is an important project for Energy Fuels, as it would be a large source of resource feed for White Mesa Mill that would result in some economies of scale at the mill.

I believe that as the only licensed and active conventional uranium mill in the US that is centrally located within trucking distance of substantial amounts of conventional uranium resources, the White Mesa Mill is a truly strategic asset for Energy Fuels. The White Mesa Mill has been a significant producer of uranium for many years. Indeed, over the past few years it has produced approximately 20 percent to 25 percent of all the uranium produced in the United States. You can see its recent production history on this slide. In fact, the White Mesa Mill has produced approximately one million pounds per year for the last five years. The White Mesa Mill’s licensed capacity is to produce up to eight million pounds of U3O8 annually. Given where uranium prices are right now, capacity is not an issue. I believe that by virtue of

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

The Henry Mountains Complex consists of two properties—Tony M and Bullfrog—that both host large resources and have the potential to be a significant source of feedstock for the White Mesa Mill. Tony M is a fully permitted former producer and Bullfrog is a development project; however, given Bullfrog’s significantly higher grades, this is a property we are particularly excited about. We are also actively permitting and evaluating the future potential of this project.

one on your telephone keypad. If at any time you would like to cancel your question, press the pound sign. Please press star one at this time if you have a question. There will be a brief pause while the participants register. Thank you for your patience.

The first question is from Colin Healey, Haywood Securities. Please go ahead.

In summary, both Dennis and I strongly believe this transaction has a strong business case for both companies and each of our shareholders. Consolidating two uranium producers given the current uranium price environment creates a number of benefits, including substantial costs savings, diversified production, and the combination of premium priced contracts, all of which result in a larger, stronger company.

Colin Healey, Haywood Securities

Thanks. Good morning, guys. I just wondered if you could give us an idea of, first of all, either in terms of dollars or just in concept, what kind of overhead savings or synergies you see in the consolidated entity and how they might be realized and kind of what the major areas for synergy would be.

As the largest US-focused producer with both ISR and conventional production, we expect the company to be better positioned with US utilities as a stronger and more reliable supplier. We also expect the company to be better suited to respond to volatile uranium prices. We all hope and expect that the uranium price will increase, but as a production company hope alone is not a plan and other actions are required to better preserve and create value for shareholders.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

This is Steve. Hi, Colin. Listen, you know, our model has indicated somewhere in the range of $2 million of combined overhead cost savings that will be realized through the consolidation of the overheads and the offices consolidations.

I think we are creating an ideal US-focused uranium investment vehicle; therefore, we also expect that our positioning in the capital markets will improve by virtue of our substantially enhanced market cap, expected better trading liquidity, and other benefits that result from the generally positive reaction both Dennis and I have received thus far.

Colin Healey, Haywood Securities

Okay, great. That’s helpful. I guess I have a few other questions. I’ll just take the opportunity to at least get another one in here. The announcement noted that the deal would create a platform for potential further consolidation in the sector and obviously I assume the focus is the US, but can you give me a sense of where the focus for consolidation might lie with respect to kind of the development stage of assets, like exploration development or production, and would you be focusing more on ISR or Conventional assets?

Thank you for your time and interest in our presentation. As always, feel free to call Energy Fuels at your convenience with any questions or comments, as we try very hard to be accessible to shareholders and other market participants, including potential new shareholders.

We will now open the floor to questions. Go ahead,

Melanie.	Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

Q U E S T I O N A N D A N S W E R S E S S I O N

Well, as you know, our story has been one of consolidation even since going back to 2008 when we did our first transaction acquiring Magnum Uranium. We continue to look for opportunities as they become available in the market. Now that we have ISR technical expertise that opens up that whole side of the business to us to acquire, and although we intend to stay US-

Operator

Thank you. We will now take questions from the telephone lines. If you have a question and you are using a speakerphone, please lift the handset before making your selection. If you have a question, please press star

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

focused, you know, we’ll look at opportunities and judge them on their merits as they present themselves.	David Talbot, Dundee Capital Markets

Good morning, guys, and thank you for the call here. So I completely understand the corporate synergies and actually Steve’s opening talking point about costs just helps sustain the company and, you know, exploration permitting, sustaining capital, a point quite well taken here. You know, you add taxes to that, we call that break- even cost. I do think a larger company, particularly in the US, will certainly benefit you guys and I don’t argue that you guys are going to become a market leader here and prepare to grow further and I also think this deal will be done. However, and this question is sort of directed at Energy Fuels here, how did you come up with such a valuation on this? You know, you’re essentially giving up 55 percent of the firm. You have a very valuable conventional mill, have alternate feed, you have experienced more resources, good contracts, you know. Now I understand your pipeline does remain dependent on higher uranium prices, you know, either to start up your past producing projects in the southwest US, resume Canyon, build Sheep Mountain or Roca Honda. And, you know, Sheep Mountain or Roca Honda, you know, I see that as being the future of this company. I still have about half my value, even in the new co, in just those two projects, and I think just about everybody out there expects higher prices one or two years out. So, you know, assuming that Energy Fuels could have got to four or five million pounds per year on its own, you know, where does this valuation come from? You know, obviously the premium is a great deal for Uranerz shareholders, but how does tacking on maybe a million and a half pounds of annual production warrant such a value? And, you know, completely respectful Goranson having an ISR team available to you, but there must be some sort of value that you attributed to its assets, to its people, to the, I guess $2 million to corporate synergies. Could you guys maybe comment on this, how you arrived at the valuation, and maybe could you break it down a little bit for us?

Colin Healey, Haywood Securities

Okay. So you’re not really leaning towards ISR or Conventional in terms of where you see the opportunities right now; it’s going to be on a case-by-case basis. Is that fair?

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

That’s fair to say. Exactly.

Colin Healey, Haywood Securities

Okay. Thanks, Steve. And maybe, Steve, I could just ask, um, on the Energy Fuels’ contracted sales kind of beyond 2015 out to 2020, can you give us some colour on the flexibility and/or restrictions on those contracts in terms of sources of uranium delivered? And I guess if there are any restrictions can you give us a sense of what proportion of the contracted material is unrestricted?

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

Well, you know, there is a few restrictions on the overall contract portfolio. Only one contract, which is the same utility as Uranerz has, has a restriction that we have to require, has a change-of-control restriction that will have to be addressed in renegotiations. But we faced the same thing with Denison when we acquired their contract portfolio back in 2012 and we had no problem in resolving these issues with the utility, ah, subject utility.

Steve Antony, President & Chief Executive Officer,
Colin Healey, Haywood Securities	Energy Fuels Inc.

Okay, great. That’s helpful. I’ll jump out and maybe ask another question after a few other people get a chance. Thanks.

Thanks, David. Energy Fuels is acquiring Uranerz. We must note that. Good assets require a change-of-control premium. Based on our due diligence, Energy Fuels believes Uranerz has good and excellent assets. The premium was 36.6 percent based on both companies previous closing prices on the New York Stock Exchange market prior to the public announcement. When you compare that 36.6 percent premium to a typical change- of-control premiums in the gold space for example, which have, by the way, averaged about 60 percent, you will

Operator

Thank you. The following question is from David Talbot of Dundee Capital Markets. Please go ahead.

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

see the premium is at a lower end of the range. The 55 percent ownership by Uranerz shareholders is a mathematical function of the 0.255 exchange ratio. Energy Fuels is comfortable with the exchange ratio based on our assessment of Uranerz. Energy Fuels’ Board of Directors also had a Independent Fairness Opinion completed prior to the signing the Definitive Agreement for the transaction and the investment bank that provided the Fairness Opinion concluded that the exchange ratio was fair from a financial point of view to the Energy Fuels shares.

Jeff Wright, H.C. Wainwright & Co.

Good morning, Steve, Dennis. I had a question around operations in Wyoming of Energy Fuels and how that fits into the new portfolio. With Sheep Mountain, could you talk about any permitting synergies or future operational synergies with the existing URZ team?

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

Now, in addition, you know, we are acquiring ISR knowledge and a top flight management team through Paul Goranson of developing ISR projects. This was key and I, you know, I liken it to the similar strategy Cameco had back in the mid-90s when they began acquiring ISR projects in the US. That was totally driven by getting into ISR production, which Cameco wasn’t in at the time, and they of course levered that expertise into Central Asia and acquired some of their more profitable ISR projects like South Inkai.

Well, once we develop the process scenario for Sheep Mountain, which, you know, we have a couple of scenarios we’re looking at but they all include access to a plant to process final product to yellow cake and put that in drums, in the can so to speak, but that develops, you know, Uranerz has properties that are potentially within trucking distance, loaded resin trucking distance of that facility and there may be some synergies, some economies of scale in partial development of some of their ISR production.

David Talbot, Dundee Capital Markets	Jeff Wright, H.C. Wainwright & Co.

You don’t think that this could have been more of a merger of equals? It did have to take a change of control in order to put all these assets together? Because, you know, obviously a larger company with the more diversified projects is a better company in the US. I’m just looking at it from, you know, an Energy Fuels shareholder standpoint.

Okay.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

And there’s also, I guess to answer your question also, permitting synergies. You know, we’re working in the State of Wyoming. I don’t care whether it’s ISR or Conventional, you still have the similar permitting requirements and challenges with the NRC and the local state officials.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

Well, you know, obviously that was discussed in the early times of the negotiations but given the Uranerz shareholders belief in their assets it took this kind of a level of premium to get them interested in being acquired by ourselves. So, again, it’s quality assets, and they come at a price.

Jeff Wright, H.C. Wainwright & Co.

Okay, very good. And from the Nichols Ranch agreement with Cameco, is there any provisions on change of control there or anything that needs to be discussed with Cameco with change of control?

David Talbot, Dundee Capital Markets

Yup, for sure. Okay. Thank you, Steve. Thank you, all.	Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

Operator	Yeah, no, Jeff, hi, it’s Dennis here. There’s no problem with the agreement we have with Cameco on the toll processing from Nichols Ranch at this time.

Thank you. The following question is from Jeff Wright of H.C. Wainwright. Please go ahead.

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

Jeff Wright, H.C. Wainwright & Co.	specific properties or properties that belong to Energy Fuels which maybe now could be targeted to be produced from Nichols Ranch?

All righty. Okay, thanks a lot.

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation	Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

Thank you.

Well, as you know, we are a Conventional producer; therefore our portfolio doesn’t have hardly any ISR (inaudible) properties. I think we picked up a few from the Strathmore that were touted to be potential ISR candidates, but in reality not a lot that we look at. So I think the main thing is, and you mentioned it before, is just ISR expertise and having the technical team, the ability to evaluate future prospects, be that in Wyoming or other areas of the United States. And there’s also the aspect that the other intangible might be with the increased market cap the ability to access institutional financing, which requires a higher threshold of market cap.

Operator

Thank you. The following question is from Joseph Reagor of ROTH Capital Partners. Please go ahead.

Joseph Reagor, ROTH Capital Partners

Good morning, guys, and congratulations on the deal. Some kind of big-picture questions, first I guess for the guys at Energy Fuels. Maybe you can give us some colour as to how much you guys did for looking at other uranium companies in the US before choosing to go after Uranerz.

Joseph Reagor, ROTH Capital Partners

Okay. Fair enough. And then I guess one last kind of big- picture thing: Post closing, you know, once you have all the assets in one company, you’ve got Nichols Ranch running, you’ve got the White Mesa Mill running, you talked about a bunch of different things, and Dennis did as well, about each of the opportunities that the companies have, which opportunity do you guys think is first in the queue of the combined entity?

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

Yeah, this is Steve. As I mentioned earlier, we’ve always been known for being in an acquisition mode and really believe we were the lead consolidator in the United States and therefore, you know, every company was on our radar within our range of course. And you know just by market cap we have some peers that fall into that category and we had preliminary discussions with most all of them. And, again, as discussions advanced, Uranerz, we believed, was the best candidate for us and we believed that they shared that belief and it resulted in this transaction.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

Well, I’ll let Dennis talk to Uranerz’ order of priority and then I’ll mention Energy Fuels’.

Joseph Reagor, ROTH Capital Partners	Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

Okay. Also, you know, could you guys maybe talk to some of the, let’s say, intangible things that you guys say that you’re going to be getting from the combined companies? Obviously there’s the synergies but, you know, I think Dennis brings a lot of like capital raising ability to the table and obviously they bring in the ISR, which you already spoke to, ISR experience, but are there any other synergies on the table that we don’t necessarily see right away? Is there any overlap of

I think from Uranerz perspective, you know, you’ve got a company in Energy Fuels that has a strong working capital base, they’ve got a large uranium inventory, uranium in the can, they’ve got a large, very large resource base. I mean all these factors came into play when we were evaluating what made sense in this transaction.

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.	Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

And from Energy Fuels’ standpoint, of course I believe, again, following what Dennis said, we expect to spend some of our working capital on developing the large land package potentials that Uranerz holds. We believe that’s a tremendous upside for the company in Wyoming ISR. As far as Conventional development, as we’ve said, and our Canyon Mine, which was initiated development, we’re going to consider continuing the shaft sinking there and position that mine to produce—once our contracts in 2017 come off line, we’ll be in a position to start producing from Canyon. And we think the Canyon economics are such that we can get a new contract to support that the development. And then there’s the Bullfrog, which we continue to permit, we just need to get larger tonnage into White Mesa to improve the overall economics, and that’s a key thing for us as we look at which projects to develop.

Sure. So the transaction is subject to the approval of shareholders of both companies and we’ll have, you know, each company will have meetings called later this year, but just briefly, first, the subject, ah, what the transaction is subject to, the closing is subject to the filing of an F-4 registration statement with the US Securities and Exchange Commission qualifying the Energy Fuels shares for distribution in the US. (Inaudible) regulatory approvals, which include stock exchange approvals, approvals of the Nuclear Regulatory Commission and other agencies relating to the change of control of certain license and permits and other approvals, and of course other customary conditions of closing. Specifically how long this transaction will take to close, we are looking at a cross-border transaction. Energy Fuels is actually domiciled in Canada and Uranerz is a Nevada incorporation, so because you have a cross-border transaction and the filings required with the US SEC, that’s going to add a little bit of time to the closing of this transaction. We’re looking at not being able to file or send out proxy materials to shareholders until we have an F-4 registration that has been filed with the SEC and has been declared effective, and that’s one of the timelines that we don’t have control over. So we are looking at probably towards May or June for a closing of this transaction.

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

Yeah, I think again from Uranerz side you’re looking at, you know, Uranerz by itself was focused in one part of Wyoming. As a merged entity now we have a large diverse—I mean we’re in five different states now as a merged entity and so that’s another big factor from Uranerz perspective.

Sachin Shah, Albert Fried & Company

Joseph Reagor, ROTH Capital Partners

Okay. So you said the NRC, the Nuclear Regulatory Commission in the US, and HSR is required as well, CFIUS is required on the regulatory side. I know you mentioned the shareholder vote part but on the regulatory side the three main approvals aside from the permitting is the NRC, HSR, CFIUS. Is that correct?

Okay. Thanks, guys. I’ll let somebody else ask.

Operator

Thank you. The following question is from Sachin Shah of Albert Fried. Please go ahead.
Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

Sachin Shah, Albert Fried & Company	Actually that is correct.

Hi. Good morning. Congratulations on the deal. So just wanted to find out about the regulatory approvals and for my understanding it’s HSR, CFIUS and some permitting, but just to clarify for, ah, just for the record, just wanted to make sure that that was the case. And then also you said second quarter, sometime in the second quarter, if there was kind of any understanding of what part of the second quarter, kind of the May/June timeframe or maybe earlier? Thank you.

Sachin Shah, Albert Fried & Company

Okay. Okay. All right. Now as far as the NRC is concerned, have you had a chance to talk to them in regards to the transaction because of the sensitivity of the business lines?

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation	shareholder vote completed to consummate the deal. Is that kind of a fair summary?

Yeah. I think our permitting staff has initiated or is about to initiate discussion with the NRC. That’s something that has to be done right away of course. But, again, we are looking at a few months here just with the SEC filings and getting the F-4 approved, so we do have a little bit of time but I understand our staff is, on both sides, both companies, is getting started with the NRC.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

I think that’s correct.

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

Sachin Shah, Albert Fried & Company
Yes, that’s what we see as the longest timeframe.

Okay. And one last question if you don’t mind on the market share. Are there any concerns on the market concentration of the two companies coming together? Obviously this is a global commodity but as far as the concentration in the US is concerned on those three main regulatory approvals, maybe could you talk about what percentages on a pro forma basis and any issues that you guys see on ultimately getting the deal closed.

Sachin Shah, Albert Fried & Company

Okay, great. Thank you. Congratulations on the deal.

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation	Thank you.

We don’t see any issues. We do have shareholder vote with both companies that has to be, how do I say, a vote of the shareholders has to be cleared. That might be the only thing that we see as being a, you know, taking time to set up and get that vote. That’s probably the only issue that might be of significance.

Operator

Thank you. The following question is from Dan Scott of Cowen & Company. Please go ahead.

Dan Scott, Cowen & Company

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.	Hey, good morning, guys. My first question was on Uranerz Wyoming development bond. Are there any change-of-control issues with that bond?

Also, you know, my comment on that is I see no regulatory opposition to this given the worldwide nature of our commodity and the production sources worldwide. The concentration in the US is purely a matter of economies of scale and being the most economical to produce the product. So I see nothing. In fact, the US has been over dependent on foreign production for years and we hope to hopefully right that ship amount by increasing the production coming out of the US.

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

That should not be a problem. There’s not an issue there with the bond.

Dan Scott, Cowen & Company
Sachin Shah, Albert Fried & Company

Okay, good. Second, you mentioned that the combined companies would be better suited to deal directly with the US utilities and provide a more scalable product; have you had any initial discussions with Exelon or anyone else at this point?

Okay. So it seems like on the regulatory side, although those approvals are needed, it seems more procedural and the biggest time from, ah, just to summarize, is getting the shareholder, the F-4 proxy and the

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation	answer your question, we will continue developing our key projects that we mentioned previously in this telephone call.

We have not—yeah, no Well, I know Uranerz has not at this point. If you consider we just announced the transaction earlier this week and with all the confidentiality required and so on we have not talked to utilities yet on Uranerz side. And, Steve, I’m not sure about Energy Fuels’ side.

Dan Scott, Cowen & Company

All right, that’s great. Thanks a lot and congratulations.

Operator
Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.
Thank you. The following question is from Jim Ostroff of Platts. Please go ahead.

From our perspective, Dennis, you know, we’re ready to hit the road next week talking to our customers and some other nuclear utilities, just to brief them on the transaction, but there again, you know, we had no problem back in 2012 with inheriting three of the Denison contracts, so we know what to expect there and, frankly, it’s just a matter of informing them the specifics of the transaction and assure them that we’ll honor those contracts.

Jim Ostroff, Platts

Yes, hi. Two, I believe, brief questions. One, once the deal is completed here, how will the Board composition change? Currently there are nine members. With the addition of three I don’t know whether it will be enlarged or some current members will step down.

And the other here, it would be really helpful to get some idea about, you might say, the current combined production of the two companies and some idea about (lease) potential you might say three or five years out or some period of time here, you know, if various projects are developed.

Dan Scott, Cowen & Company

Okay, great. And last question, Steve, specifically with Sheep Mountain, does this acquisition push that development off or change that? And, I guess more broadly speaking, um, this goes to an earlier question about what’s next for each of the company’s development pipelines, does the contract book that you now have as a combined company, is it covered by existing production? Or what projects need to come on to match that as you go forward to 2020?

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

I think you have to look at the in-place capacity. As mentioned earlier in our presentation, the White Mesa Mill is licensed to produce up to eight million pounds a year. Of course historically it peaked at about four-and-a- half million pounds. But that just demonstrates the in- place capacity there if we have the economic resources within trucking haul to support that mill output. The same goes for, I think, Nichols Ranch.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

I think our contract book, ah, our planned production and our inventories will cover, you know, we think the contract portfolio certainly for us through 2017, and beyond that we’ll be looking for new contracts that will justify the development of some of the new projects. And Sheep Mountain, you know, it is one of our premier projects. It has some regulatory hurdles in regards to the process side but we will continue those efforts.

Dennis, aren’t you licensed for two million pounds a year I believe?

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

You know as well as I do, David, that this, you know, it’s a permitting game and you have to be prepared when we’re all talking about a market rise in prices. If you’re not a player at the time you’ll miss the boat, as was the case of many people in the 2007/2008 run up of prices. So, to

Yes we are.

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.	Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

So there’s upside in Nichols Ranch as we develop the large land package targets within range of that facility.

That’s right, but there again we have an upcoming annual general meeting in May and of course all these shareholders or all these directors will have to be put on a slate for re-election and I just can’t comment on that right now. I just don’t know where we’re going to go with the size of the Board.

Jim Ostroff, Platts

Okay. Is there anything you could say about, at least potentially, maybe five years down the road what the production could be? Five years, seven years, whatever.

Jim Ostroff, Platts

Okay, thank you.
Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

Operator

Yeah. Well, as you know, I think I tried to explain that the licensed capacities are there for, as I just said, up to ten million pounds, but, again, you need the projects that are economically justified, which are out there, and that’s all a function of price, price, and price again.

Thank you. The following question is from David Snow of Energy Equity. Please go ahead.

David Snow, Energy Equity

Jim Ostroff, Platts	Good morning. I wonder if you can give us any colour on who from the ISR team at Uranerz is going to be coming on board besides Glenn.

Right. And price. And about the Board, can you please explain how that will change?

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.
Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

I think Glenn is going on to the Board and Paul Goranson is coming on as an executive in charge of the operations, the ISR operations, all ISR operations. And Dennis Higgs has expressed a desire to be a part of the new team, we just haven’t decided what that’s going to be.

Oh, the Board?

Jim Ostroff, Platts

Of the combined company, yeah.
David Snow, Energy Equity

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.	Okay. And any of the other staff underneath that are assembled to operate this technology?

Well, again, as stated in the Definitive Agreement, we’re adding three directors to represent the Uranerz shareholders, and of course that puts us up at a fairly strong amount of, ah, I think that’s eleven. Three and nine is actually twelve.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

We, you know, we bought the whole company, as you know, and what comes with that is the team that’s already in place, and we have no reason to adjust that team because they’re a going concern in a production company and they need the people that they have in place.

Jim Ostroff, Platts

All right, currently nine, so it will be expanded to twelve?

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

David Snow, Energy Equity	could potentially be fed into the EFR contract book kind of beyond the covered period, I guess beyond 2017 it sounds like. I just want to confirm that that’s in fact an opportunity.

Okay. I’m wondering, I don’t have the slides and the arithmetic in front of me but the Arizona mines are kind of short life. Does the life of reserves increase or decrease as you look at the combined resource base?

And I guess as a follow-up to that, what are your thoughts on completion of the back end of the Nichols Ranch process plant giving the working capital position noted in the presentation? Would that be something that you’d prioritize after combination, I guess with the end game being to accelerate development of the well field and production ramp up at URZ to feed that favourably-priced EFR contract book during the uncovered period and kind of beyond URZ’s existing contract commitments.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

Well, yes, obviously Uranerz is adding ISR amenable resources to us and of course in our evaluation there was a number of those pounds that’ll come over onto our overall resource portfolio.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.
David Snow, Energy Equity

So the pounds divided production on the life of total reserves goes up as a result of this? You had some short-life reserves or were yours longer life on average with Roca Honda and so forth?	Well, Colin, as you know, the combined company will have a strong balance sheet and a strong working capital base and in all companies projects have to compete with the available capital and if there’s economic justification of completing the back end at Nichols Ranch, you know, that will certainly be evaluated, and we’ll have the capability financially to do that. So that’s how that’ll go. So I guess the answer is yet to be determined.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

Well, as mentioned before, those are the keystone large economies of scale resources that have to be developed that, you know, are substantial size. The others are (filler), the Arizona Strip, we consider high-grade, highly profitable, but on a standalone basis they can’t support the size of the company as far as the overheads associated with production.
Colin Healey, Haywood Securities

Okay. Yeah, that’s kind of what I expected, I just wanted to confirm that URZ production would be appropriate for the contract book.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.
David Snow, Energy Equity

Okay, I’ll work on that. So, okay, thank you very much.	Yes, I believe that’s the case.

Operator	Colin Healey, Haywood Securities

Thank you. The final question is from Colin Healey of Haywood Securities. Please go ahead.	Okay. Appreciate that. Thanks, guys.

Operator
Colin Healey, Haywood Securities
Thank you. This concludes the conference Q&A session. I will now turn the meeting back over to Mr. Antony.
Hey, guys. I know we talked about the contract book quite a bit here but my earlier question regarding the flexibility of the existing EFR contract book was just basically to determine if ramp up of production at URZ

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Energy Fuels Inc. to Acquire Uranerz Energy Corporation Conference Call Thursday, January 8, 2015 – 11:00 AM ET

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

All right. Well, I think that concludes our presentation. With no further questions and answers I guess we’ll conclude this conference and I appreciate everybody calling in. It’s exciting times for both companies. Dennis, any comments on the future?

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

Yeah, well, I was going to say if anyone has additional questions they can always contact either company. Our numbers of course and contact details are on each of their websites. So we’re looking forward to this transaction closing and continuing to build a big and effective uranium mining company.

Steve Antony, President & Chief Executive Officer, Energy Fuels Inc.

I like Dennis’ term. He calls it a uranium rocket ship.

I think that’s it. Thank you very much.

Dennis Higgs, Executive Chairman, Uranerz Energy Corporation

Thank you.

Operator

The conference has now ended. Please disconnect your lines at this time. We thank you for your participation.

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IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.